EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Gordon Wylie as a non-executive director

ST HELIER, Jersey, May 05, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)  announces that Gordon Wylie has joined the board of directors of the Company as an independent non-executive director with immediate effect.

Mr Wylie holds a bachelor’s degree with Honours in Geology from the University of Glasgow, a Management Diploma from UNISA South Africa and a Postgraduate Diploma in Mining Engineering and Mineral Economics from Wits University, South Africa.

He has over 46 years’ experience in the mining industry in both mining and exploration geology. Between 1997 and 2005, Mr Wylie was part of AngloGold Ashanti Limited’s senior management team where he was responsible for the company’s global exploration programs, mining geology and associated technical services, covering around 40 countries and 5 continents.

Since leaving AngloGold Ashanti, Mr Wylie has accumulated 16 years’ board experience as a non- executive director, of which twelve were as Chairman at Lydian International Limited.   He is currently a non-executive director of Chaarat Gold Holdings Limited, which is listed on AIM (symbol: CGH), and a non-executive director of Silverton Metals Corp., which is listed on TSX-V (symbol: SVTN).

Commenting on Mr Wylie's appointment, Mr Leigh Wilson, Caledonia's Chairman, said:

"I am delighted to welcome Gordon Wylie to Caledonia's Board.  Gordon has a broad and diverse experience in mining geology as well as in corporate governance, compliance and capital markets on a variety of exchanges.

"As Caledonia continues to focus on new opportunities, we believe Gordon’s exploration experience in emerging mining jurisdictions will be invaluable in contributing to the Company's growth and development."

Commenting on his appointment as an independent non-executive director of Caledonia, Mr Wylie said:

"I am delighted to join Caledonia's Board at this exciting time in the Company's development.

"Caledonia has a strong track record of navigating the complexities of operating in Zimbabwe and delivering on its word with the successful commissioning of the Central Shaft and the associated ramp up in production. I look forward to being part of Caledonia's Board and working with the team to support its continued growth strategy."

 Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities Neil McDonald Pearl Kellie Liberum Capital Limited Scott Mathieson/Kane Collings	Tel: +44 131 220 9771 Tel: +44 131 220 9775 Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77280 2131

Appendix 1 - Current and Previous Directorships of Mr Wylie and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Mr Wylie has been a director or partner at any time in the previous five years are set out below.

Company	Status
Chaarat Gold Holdings Limited	Current
Silverton Metals Corp.	Current
Lydian International Limited	Previous
Avocet Mining Plc	Previous

Mr Wylie's full name is Gordon Ferguson Wylie.  He is 69 years old.

Mr Wylie holds no shares or share options in the Company.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.